FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


For the month of  February                                         2003
                  ---------------------------------             --------------


                          Research In Motion Limited
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                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

          Form 20-F                      Form 40-F  X
                   -------------                    ---------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                            No   X
             ---------------                  ----------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________
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                                DOCUMENT INDEX



  Document                                                           Page No.
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    1.          News Release dated February 28, 2003                    4

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                                                                    Document 1
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RIM LOGO

                                                                  NEWS RELEASE


                                                             February 28, 2003

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION PROVIDES UPDATE ON NTP INC. VS. RIM LITIGATION

Waterloo, ON - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) disclosed a brief update today following a scheduled hearing for the NTP Inc. Vs. RIM litigation in the United States District Court for the Eastern District of Virginia. During the hearing today, the Court heard arguments regarding post-trial motions, but did not rule on key motions relating to damages and injunctive relief. The Court ordered NTP Inc. and RIM to commence mediation discussions overseen by Magistrate Judge Dennis W. Dohnal. No time frame was set for the mediation. As a result, further rulings and potential appeals are expected to be postponed pending the outcome of the mediation process.

BACKGROUND:
As previously announced, NTP Inc. filed a complaint in November 2001 alleging that certain RIM products infringed on patents held by NTP Inc. that cover the use of radio frequency wireless communications in electronic mail systems. A jury verdict reached in November 2002 in the United States District Court for the Eastern District of Virginia favored NTP Inc. The Court's judgement on the jury verdict, when entered, will be subject to appeal.

In a separate matter in January 2003, the U.S. Patent and Trademark Office ordered a Director Initiated Re-examination of five of the United States Patents owned by NTP Inc. The Director of the U.S. Patent and Trademark Office determined that certain relevant patents and publications (known as "prior art") not previously considered by the U.S. Patent and Trademark Office raise a substantial new question of patentability of the NTP Inc. patents. These patents are disputed in the ongoing litigation between NTP Inc. and RIM.

The litigation between NTP Inc. and RIM remains before the Court. Further comment and details were not disclosed.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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-30-


Media Contact:
Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com
--------------------

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net
--------------------------

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.


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                                  SIGNATURES


         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Research In Motion Limited
                                       -------------------------------------
                                                (Registrant)

Date:  February 28, 2003               By: /s/ Rob Duncan
       -----------------------             ---------------------------------
                                                 (Signature)
                                          Rob Duncan
                                          Vice President, Corporate Controller